SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 6

OIL-DRI CORPORATION OF AMERICA
(Name of Issuer)

COMMON STOCK (including shares underlying
CLASS B STOCK immediately convertible into Common Stock)
(Title of Class of Securities)

77864 10 0
(CUSIP Number)

Angela M. Hatseras, 410 North Michigan Avenue, Suite 400, Chicago, IL 60611-4213
(312) 706-3249
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 21, 2006
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

1	NAMES OF REPORTING PERSONS Jaffee Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250,000 shares of Class B Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,250,000 shares of Class B Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 shares of Class B Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
65.3% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 51.5% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 19.7% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Richard M. Jaffee
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 290,895 shares of Class B Stock
	8	SHARED VOTING POWER 118,663 shares of Class B Stock
	9	SOLE DISPOSITIVE POWER 290,895 shares of Class B Stock
	10	SHARED DISPOSITIVE POWER 125 shares of Class B Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,558 shares of Class B Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
21.4% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 16.9% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 7.4% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Shirley H. Jaffee
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,538 shares of Class B Stock
	8	SHARED VOTING POWER 125 shares of Class B Stock
	9	SOLE DISPOSITIVE POWER 118,538 shares of Class B Stock
	10	SHARED DISPOSITIVE POWER 125 shares of Class B Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,663 shares of Class B Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
6.2% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 4.9% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 2.3% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Susan Jaffee Hardin
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,577 shares of Class B Stock
	8	SHARED VOTING POWER 25,816 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 37,577 shares of Class B Stock
	10	SHARED DISPOSITIVE POWER 125 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,577 shares of Class B Stock 25,816 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
2.0% of the outstanding Class B Stock and 0.5% of the outstanding Common Stock, together representing 1.7% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 1.2% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Karen Jaffee Cofsky
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,879 shares of Class B Stock 74 shares of Common Stock
	8	SHARED VOTING POWER 33,188 shares of Class B Stock 512 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 57,879 shares of Class B Stock 74 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 376 shares of Class B Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,067 shares of Class B Stock 586 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
4.6% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 3.7% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 1.8% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Nancy E. Jaffee
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,163 shares of Class B Stock 5 shares of Common Stock
	8	SHARED VOTING POWER 125 shares of Class B Stock
	9	SOLE DISPOSITIVE POWER 36,163 shares of Class B Stock 5 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 125 shares of Class B Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,288 shares of Class B Stock 5 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
1.9% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 1.5% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 0.7% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Daniel S. Jaffee
2	CHECK THE APPROPRIATE BOX (a) ☐ IF A MEMBER OF A GROUP (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,550 shares of Class B Stock
	8	SHARED VOTING POWER 127 shares of Class B Stock
	9	SOLE DISPOSITIVE POWER 166,550 shares of Class B Stock
	10	SHARED DISPOSITIVE POWER 125 shares of Class B Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,677 shares of Class B Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
8.6% of the outstanding Class B Stock and 0% of the outstanding Common Stock, together representing 6.8% of the voting power of Issuer’s outstanding stock at May 31, 2008. If beneficially owned Class B Stock were converted to Common Stock, total ownership would represent 3.2% of the Common Stock outstanding at May 31, 2008.

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 6 to this Schedule 13D relates to the Common Stock, par value $.10 per share, of Oil-Dri Corporation of America, a Delaware corporation (the “Issuer”). Oil-Dri’s principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. In accordance with the rules of the Securities and Exchange Commission, this Amendment No. 6 to this Schedule 13D does not relate to the Class B Stock, par value $.10 per share (“Class B Stock”), of the Issuer because the Class B Stock is not registered under Section 12 of the Securities Exchange Act of 1934, as amended; however, because the Class B Stock is convertible on a share for share basis into Common Stock at any time, at the option of the holder, and therefore represents a right to acquire Common Stock within 60 days, beneficial ownership of Class B Stock is shown in this Amendment No. 6 to this Schedule 13D in disclosing beneficial ownership of Common Stock. Each share of Class B Stock is entitled to 10 votes per share. Accordingly, this Amendment No. 6 to this Schedule 13D also presents for each Reporting Person the total voting power of the shares of Common Stock and Class B Stock held by such Reporting Person.

This Schedule 13D was last amended by Amendment No. 5, filed on November 5, 2004. All of the share totals reported in the Amendment No. 6 reflect the five-for-four stock split effected by the Issuer on September 8, 2006.

Item 2. Identity and Background

(a)-(c) This Amendment No. 6 to this Schedule 13D is being filed on behalf of (i) Jaffee Investment Partnership, L.P., a Delaware limited partnership (the “Jaffee Investment Partnership”), (ii) Richard M. Jaffee, (iii) Shirley H. Jaffee, (iv) Susan Jaffee Hardin, (v) Karen Jaffee Cofsky, (vi) Nancy E. Jaffee and (vii) Daniel S. Jaffee (the foregoing are sometimes referred to herein collectively as the “Reporting Persons”). The Reporting Persons who are natural persons are sometimes referred to herein collectively as the “Individual Reporting Persons.” The filing of this Amendment No. 6 to this Schedule 13D shall not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The principal business of the Jaffee Investment Partnership is investments, and its principal business address is c/o Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. See Item 6 below.

Richard M. Jaffee serves as Chairman of the Issuer’s Board of Directors, Daniel S. Jaffee serves as President and Chief Executive Officer and as a director of the Issuer, and Karen Jaffee Cofsky services as Vice President, Compensation and Benefits, of the Issuer. The Issuer is engaged in the business of developing, manufacturing and marketing sorbent mineral products, and its principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213. No other Individual Reporting Person is presently engaged in any principal occupation or employment. The principal business address of each of the Individual Reporting Persons for purposes of this Amendment No. 6 to this Schedule 13D is c/o Oil-Dri Corporation of America, 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611-4213.

(d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Each of the Individual Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

No purchase of securities of the Issuer was involved in the transaction which necessitated the filing of this Amendment No. 6 to this Schedule 13D, except as described herein. Since the filing of Amendment No. 5 to this Schedule 13D, certain of the Individual Reporting Persons exercised stock options granted by the Issuer using personal funds, or a portion of the cash proceeds resulting from the immediate resale of the underlying Common Stock, to satisfy the aggregate exercise prices of those stock options. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of Common Stock or Class B Stock. In addition, on September 8, 2006, the Issuer effected a five-for-four stock split.

Item 4. Purpose of Transaction

The purpose of the transaction initially requiring filing of this Schedule 13D (on January 21, 1998) was to form the Jaffee Investment Partnership for estate planning purposes. This Schedule 13D, since its initial filing, has also reported on the individual ownership of the partners of the Jaffee Investment Partnership. The information set forth in Item 6 is hereby incorporated by reference into this Item 4. This Schedule 13D was last amended by Amendment No. 5, filed on November 5, 2004. This Amendment No. 6 is being filed to report changes in the beneficial ownership of Common Stock and Class B Stock and to reflect the five-for-four stock split effected by the Issuer on September 8, 2006.

Common Stock and Class B Stock beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons may acquire additional shares of Common Stock, Class B Stock or similar securities from time to time, either in privately-negotiated transactions, upon the exercise of stock options, warrants or similar securities or in the case of the Common Stock, in brokerage transactions on the New York Stock Exchange. Each of Daniel S. Jaffee and Karen Jaffee Cofsky holds stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock and/or Class B Stock granted to them as compensation for his or her service to the Issuer. Daniel S. Jaffee serves as President and Chief Executive Officer and as a director of the Issuer, and Karen Jaffee Cofsky serves as Vice President, Compensation and Benefits, of the Issuer. Such persons may, from time to time, exercise such options or be granted additional stock options or other equity awards by the Issuer in connection with such service. Any decision of a Reporting Person to increase its, his or her holdings of Common Stock or Class B Stock will depend on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant. In addition, the Jaffee Investment Partnership may acquire (or dispose of) beneficial ownership of shares of Class B Stock from time-to-time, subject to the terms and conditions of the Agreement (as defined in Item 6 below).

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of its, his or her Common Stock or Class B Stock depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification of objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time. In addition, each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 (a “Rule 10b5-1 Sales Plan”) under the Securities Exchange Act of 1934.

Daniel S. Jaffee adopted a Rule 10b5-1 Sales Plan on March 23, 2004, as modified April 20, 2004, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. That plan expired on June 30, 2004. Mr. Jaffee entered into a similar plan on July 1, 2004 which expired March 31, 2008. There were no transactions in Issuer securities effected under either of these plans. Mr. Jaffee adopted a Rule 10b5-1 Sales Plan on October 15, 2004, a copy of which is filed as Exhibit 6 hereto and is incorporated herein by reference. Such plan was subsequently terminated, as set forth in the letter dated October 21, 2004 attached hereto as Exhibit 7 and incorporated herein by reference. On January 8, 2007, Daniel S. Jaffee entered into Rule 10b5-1 Sales Plan, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference. As of the date hereof, all of the transactions contemplated by this Rule 10b5-1 Sales Plan have been consummated.

On October 30, 2007, Thomas F. Cofsky, Vice President, Manufacturing and Logistics, of the Issuer, entered into a Rule 10b5-1 Sales Plan, a copy of which is attached hereto as Exhibit 9 and incorporated herein by reference. Such plan provides that Mr. Cofsky will, subject to the terms and conditions of the plan, exercise employee stock options to purchase up to 25,000 shares of Class B Stock between November 10, 2007 and December 31, 2009, if the price of Common Stock reaches various limits as stated in the plan. The shares of Class B Stock acquired upon option exercise pursuant to the plan will be converted to Common Stock and sold and a portion of the sale proceeds used to pay the option exercise price and Mr. Cofsky’s tax obligation. Karen Jaffee Cofsky, an Individual Reporting Person and Mr. Cofsky’s spouse, shares with him beneficial ownership of the shares of Common Stock covered by this Rule 10b5-1 Sales Plan. To date, Mr. Cofsky has exercised and sold 9,375 shares of Common Stock pursuant to such plan. Previously, Mr. Cofsky adopted a Rule 10b5-1 Sales Plan on March 23, 2004, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. The possible sales period under that plan ended on March 31, 2005.

On May 14, 2007, Daniel S. Jaffee, in his capacity as trustee of the Richard M. Jaffee Annuity Trust, made a gift of 278 shares of Class B Stock to the Richard M. Jaffee Revocable Trust, a trust of which Richard M. Jaffee is trustee; and on that same date, in his capacity as trustee of the Shirley H. Jaffee Annuity Trust, he made a gift of 293 shares of Class B Stock to the Shirley H. Jaffee Declaration Trust, a trust of which Shirley H. Jaffee is trustee.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock and Class B Stock. In addition, Richard M. Jaffee serves as Chairman of the Issuer’s Board of Directors, Daniel S. Jaffee serves as President and Chief Executive Officer and as a director of the Issuer, and Karen Jaffee Cofsky serves as Vice President, Compensation and Benefits, of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business and affairs of the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, each of Messrs. Richard M. Jaffee and Daniel S. Jaffee and Ms. Karen Jaffee Cofsky, in their respective capacities as an officer and/or director of the Issuer, intend to consider such matters and take such actions as he or she deems to be in the best interests of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Class Beneficially Owned

Based on 5,107,636 shares of Common Stock and 1,914,797 shares of Class B Stock outstanding as of May 31, 2008, the aggregate number of shares and percentage of Class B Stock beneficially owned by each Reporting Person and the aggregate number of shares and percentage of Common Stock beneficially owned by each Reporting Person is shown below. In addition, the percentage of outstanding shares of Common Stock which would be beneficially owned by each Reporting Person, if its, his or her Class B Stock were converted to Common Stock, is also shown. The percentage of total voting power of all shares beneficially owned by each Reporting Person is also shown. Each share of Class B Stock is entitled to 10 votes per share.

Name Percentage of Voting Power	Number of Shares of Class B Stock	Detail of Class B Stock Ownership	Percentage of Class B Stock	Number of Shares of Common Stock	Detail of Common Stock Ownership	Percentage of Common Stock	Percentage of Common Stock if Class B Stock Owned Converted to Common
Jaffee Investment Partnership, L.P. Voting Power: 51.5%	1,250,000		65.3%	0		0%	19.7%
Richard M. Jaffee Voting Power: 16.9%	409,558	290,895 shares held by Richard M. Jaffee as Trustee under the Richard M. Jaffee Revocable Trust of 6/21/74. 125 shares held in joint tenancy with spouse. 118,538 shares held by spouse, Shirley H. Jaffee, as trustee under the Shirley H. Jaffee Declaration of Trust of 7/12/93. Mrs. Jaffee has historically voted these shares consistently with Mr. Jaffee’s voting.	21.4%	0		0%	7.4%
Shirley H. Jaffee Voting Power: 4.9%	118,663	118,538 shares held by Shirley H. Jaffee, as trustee under the Shirley H. Jaffee Declaration of Trust of 7/12/93. 125 shares held in joint tenancy with spouse.	6.2%	0		0%	2.3%

Name Percentage of Voting Power	Number of Shares of Class B Stock	Detail of Class B Stock Ownership	Percentage of Class B Stock	Number of Shares of Common Stock	Detail of Common Stock Ownership	Percentage of Common Stock	Percentage of Common Stock if Class B Stock Owned Converted to Common
Susan Jaffee Hardin Voting Power: 1.7%	37,577	33,827 shares held directly. 3,750 shares held as trustee for minor children.	2.0%	25,816	125 shares held in joint tenancy with spouse. 25,691 shares held by spouse, Richard V. Hardin, as trustee under the Richard V. Hardin Declaration of Trust dated 2/24/2003. Mr. Hardin has historically voted his shares consistently with Ms. Hardin’s voting.	0.5%	1.2%

Name Percentage of Voting Power	Number of Shares of Class B Stock	Detail of Class B Stock Ownership	Percentage of Class B Stock	Number of Shares of Common Stock	Detail of Common Stock Ownership	Percentage of Common Stock	Percentage of Common Stock if Class B Stock Owned Converted to Common
Karen Jaffee Cofsky Voting Power: 3.7%	91,067	32,957 shares held directly. 9,375 shares held as trustee for minor children. 376 shares held in joint tenancy with spouse. 15,547 shares are in the form of employee stock options exercisable within 60 days of the date of this filing. 32,812 shares are in the form of employee stock options exercisable by spouse, Thomas F. Cofsky, within 60 days of the date of this filing. Mr. Cofsky has historically voted his shares consistently with Mrs. Cofsky’s voting.	4.6%	586	74 shares held directly. 512 shares held by spouse, Thomas F. Cofsky. Mr. Cofsky has historically voted his shares consistently with Mrs. Cofsky’s voting.	0%	1.8%
Nancy E. Jaffee Voting Power: 1.5%	36,288	28,663 shares held directly. 7,500 shares held as trustee for minor children. 125 shares held in joint tenancy with spouse.	1.9%	5	Held directly.	0%	0.7%

Name Percentage of Voting Power	Number of Shares of Class B Stock	Detail of Class B Stock Ownership	Percentage of Class B Stock	Number of Shares of Common Stock	Detail of Common Stock Ownership	Percentage of Common Stock	Percentage of Common Stock if Class B Stock Owned Converted to Common
Daniel S. Jaffee Voting Power: 6.8%	166,677	130,457 shares held directly. 5,625 shares held as trustee for minor children. 125 shares held in joint tenancy with spouse. 30,468 shares are in the form of employee stock options exercisable within 60 days of the date of this filing. 2 shares held by spouse, Heidi M. Jaffee. Mrs. Jaffee has historically voted her shares consistently with Mr. Jaffee’s voting.	8.6%	0		0%	3.2%

(b) The voting power and power of disposition of each person named in Item 2 is shown below.

Name	Sole Voting Power	Shared Voting Power	Detail of Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Detail of Shared Dispositive Power
Jaffee Investment Partnership, L.P.	1,250,000 shares of Class B Stock	0		1,250,000 shares of Class B Stock	0
Richard M. Jaffee	290,895 shares of Class B Stock	118,663 shares of Class B Stock
125 shares of Class B Stock held in joint tenancy with spouse.

118,538 shares of Class B Stock held by spouse, Shirley H. Jaffee, as trustee under the Shirley H. Jaffee Declaration of Trust of 7/12/93.

Mrs. Jaffee has historically voted these shares consistently with Mr. Jaffee’s voting.
				290,895 shares of Class B Stock	125 shares of Class B Stock	Held in joint tenancy with spouse.
Shirley H. Jaffee	118,538 shares of Class B Stock Mrs. Jaffee has historically voted these shares consistently with Richard M. Jaffee’s voting of his shares.	125 shares of Class B Stock	Held in joint tenancy with spouse.	118,538 shares of Class B Stock	125 shares of Class B Stock	Held in joint tenancy with spouse.

Name	Sole Voting Power	Shared Voting Power	Detail of Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Detail of Shared Dispositive Power
Susan Jaffee Hardin	37,577 shares of Class B Stock	25,816 shares of Common Stock
125 shares of Common Stock held in joint tenancy with spouse.

25,691 shares of Common Stock owned by spouse, Richard V. Hardin, as trustee under the Richard V. Hardin Declaration of Trust dated 2/24/2003.

Mr. Hardin has historically voted his shares consistently with Ms. Hardin’s voting.
				37,577 shares of Class B Stock	125 shares of Common Stock	Held in joint tenancy with spouse.
Karen Jaffee Cofsky	57,879 shares of Class B Stock 74 shares of Common Stock	33,188 shares of Class B Stock 512 shares of Common Stock
376 shares of Class B Stock held in joint tenancy with spouse.

32,812 shares of Class B Stock are in the form of employee stock options exercisable by spouse, Thomas F. Cofsky, within 60 days of the date of this filing.

512 shares of Common Stock owned by spouse, Thomas F. Cofsky.
Mr. Cofsky has historically voted his shares consistently with Mrs. Cofsky’s voting.
				57,879 shares of Class B Stock 74 shares of Common Stock	376 shares of Class B Stock	Held in joint tenancy with spouse.

Name	Sole Voting Power	Shared Voting Power	Detail of Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Detail of Shared Dispositive Power
Nancy E. Jaffee	36,163 shares of Class B Stock 5 shares of Common Stock	125 shares of Class B Stock	Held in joint tenancy with spouse.	36,163 shares of Class B Stock 5 shares of Common Stock	125 shares of Class B Stock	Held in joint tenancy with spouse.
Daniel S. Jaffee	166,550 shares of Class B Stock	127 shares of Class B Stock
125 shares of Class B Stock held in joint tenancy with spouse and 2 shares of Class B Stock owned by spouse, Heidi M. Jaffee.

Mrs. Jaffee has historically voted her shares consistently with Mr. Jaffee’s voting.
				166,550 shares of Class B Stock	125 shares of Class B Stock	Held in joint tenancy with spouse.

(c) There have been no transactions with respect to the Common Stock or Class B Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by any person named in Item 2 above.

(d) As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares referred to in Item 5(a) above, except for shares for which their ownership is identified in Item 5(b) above as indirect, held in joint tenancy with spouse or owned by the Reporting Person’s spouse.

(e) On December 21, 2006, Daniel S. Jaffee exercised stock options for 20,100 shares of Class B Stock, immediately converted those shares into shares of Common Stock and then sold the shares of Common Stock in the open market. As a result of this transaction, Mr. Jaffee’s beneficial ownership of Common Stock fell below 5%.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Limited Partnership Agreement of the Jaffee Investment Partnership, L.P., as amended by Amendment No. 1 thereto (as amended, the “Agreement”) provides that, subject to the limitations of the Agreement, the General Partners manage the partnership business, with all rights and powers of general partners as provided in the Delaware Revised Uniform Partnership Act. It further provides that certain decisions (distributions to Partners, sale, assignment or mortgage of, grant of security interest in, or pledge of, a Partnership Interest, borrowing, or lending, or purchasing of any security) cannot be made and, unless otherwise specifically provided in the Agreement, other decisions and acts cannot be taken, unless approved by a majority of the Units held by General Partners; no General Partner holds more than three of the outstanding ten Units. It grants the power and authority over day-to-day decisions to Richard M. Jaffee as Managing General Partner. (Day-to-day decisions include the investment and reinvestment of Partnership assets in any property, including stock of any corporation, and execution of any documents deemed by the Managing General Partner to be necessary for the Partnership to conduct its business.) The Agreement is not clear as to whether Richard M. Jaffee, as the Managing General Partner, has the power to unilaterally dispose of or vote Issuer securities held by the Partnership, and as to whether, if he has such power, it can be overridden by action of the General Partners by a majority of the Units. Accordingly, based on consultation with counsel, Mr. Jaffee acknowledges the possibility, for purposes of Regulation 13D, that he could be deemed to beneficially own, but disclaims ownership of, the Partnership’s 1,250,000 shares of Class B Stock (and the 1,250,000 shares of Common Stock into which such Class B Stock is convertible), which would be in addition to the Class B Stock and Common Stock otherwise shown herein as owned by him. The foregoing summary of the Agreement is qualified in its entirety by reference to the terms of the Jaffee Investment Partnership Agreement and Amendment No. 1 thereto, copies of which are filed as Exhibits 2 and 3 to this Amendment No. 6 to this Schedule 13D and are incorporated herein by reference.

The information regarding Rule 10b5-1 Sales Plans set forth in Item 4 is hereby incorporated by reference into this Item 6.
Other than as described herein, in Item 4 of this Amendment No. 6 to this Schedule 13D, and in the exhibits hereto (including the joint filing agreement, Rule 10b5-1 Sales Plans and related correspondence), there are no contracts, arrangements or understandings among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Exhibit pursuant to Rule 13d-1(k)(1)(iii)

Exhibit 2	Jaffee Investment Partnership, L.P. Partnership Agreement[1]

Exhibit 3	First Amendment to the Jaffee Investment Partnership, L.P. Partnership Agreement[2]

Exhibit 4	Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on March, 23, 2004, as modified April 20, 2004[3]

Exhibit 5	Rule 10b5-1 Sales Plan adopted by Thomas F. Cofsky on March 23, 2004[3]

Exhibit 6	Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on October 15, 2004[4]

Exhibit 7	Letter dated October 21, 2004 terminating Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on October 15, 2004[5]

Exhibit 8	Rule 10b5-1 Sales Plan adopted by Daniel S. Jaffee on January 8, 2007

Exhibit 9	Rule 10b5-1 Sales Plan adopted by Thomas F. Cofsky on October 30, 2007

Exhibit 10	Power of Attorney dated March 14, 2008

Notes to Exhibits List:

1	Incorporated by reference to Schedule 13D, filed January 21, 1998.

2	Incorporated by reference to Amendment No. 2 to Schedule 13D, filed February 19, 1999.

3	Incorporated by reference to Amendment No. 3 to Schedule 13D, filed June 14, 2004.

4	Incorporated by reference to Amendment No. 4 to Schedule 13D, filed October 20, 2004.

5	Incorporated by reference to Amendment No. 5 to Schedule 13D, filed November 5, 2004.

This Amendment No. 6 to this Schedule 13D is filed on behalf of all of the persons identified on the Cover Page as Reporting Persons and includes, as Exhibit 1 attached, the agreement of all of those persons that such statement is filed on behalf of each of them. This Amendment also amends the Schedule 13D filed solely by Mr. Richard M. Jaffee, which was last previously amended by Amendment No. 5 to this Schedule 13D, filed November 5, 2004.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2008

JAFFEE INVESTMENT PARTNERSHIP, L.P.
By	/s/ RICHARD M. JAFFEE *
Richard M. Jaffee Managing General Partner
/s/ RICHARD M. JAFFEE *
Richard M. Jaffee
/s/ SHIRLEY H. JAFFEE *
Shirley H. Jaffee
/s/ SUSAN JAFFEE HARDIN *
Susan Jaffee Hardin
/s/ KAREN JAFFEE COFSKY *
Karen Jaffee Cofsky
/s/ NANCY E. JAFFEE *
Nancy E. Jaffee
/s/ DANIEL S. JAFFEE *
Daniel S. Jaffee
* By Angela M. Hatseras, under Power of Attorney dated March 14, 2008

EXHIBIT 1 PURSUANT TO RULE 13d-1 (k) (iii) TO SCHEDULE 13D
OIL-DRI CORPORATION OF AMERICA
FOR JAFFEE INVESTMENT PARTNERSHIP, L.P. ET AL.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement on Schedule 13D is filed on behalf of each of them.

Date: June 27, 2008

JAFFEE INVESTMENT PARTNERSHIP, L.P.
By	/s/ RICHARD M. JAFFEE *
Richard M. Jaffee Managing General Partner
/s/ RICHARD M. JAFFEE *
Richard M. Jaffee
/s/ SHIRLEY H. JAFFEE *
Shirley H. Jaffee
/s/ SUSAN JAFFEE HARDIN *
Susan Jaffee Hardin
/s/ KAREN JAFFEE COFSKY *
Karen Jaffee Cofsky
/s/ NANCY E. JAFFEE *
Nancy E. Jaffee
/s/ DANIEL S. JAFFEE *
Daniel S. Jaffee
*By Angela M. Hatseras, under Power of Attorney dated March 14, 2008

EXHIBIT 8

Daniel S. Jaffee
<u>Rule 10b5-1 Sales Plan</u>

This Rule 10b5-1 Sales Plan ("Plan") is adopted by Daniel S. Jaffee (the "Seller") on January 8, 2007 (the "Adoption Date"), to establish a systematic program by which Citigroup Global Markets Inc. ("Smith Barney" or "SB") will use its reasonable best efforts to sell on the Seller's behalf the shares of common stock ("Stock") of Oil-Dri Corporation of America ("Issuer").

A.) <u>Sales Program</u>

1.) The Seller's sales program consists of the following (check the applicable box or boxes):

X <u>cashless exercise</u>, i.e., exercise vested options ("Options") granted to the Seller by the Issuer, sell the Stock issued upon such exercise, and use a portion of the sale proceeds to pay the Option exercise price and tax obligation, as specified in greater detail in Schedule A-1.

☐ <u>cash exercise</u>, i.e., exercise vested Options and sell the Stock upon exercise, using cash from a source other than the sale proceeds to pay the Option exercise price, as specified in greater detail in Schedule A-2.

☐ <u>already-owned Stock</u>, i.e., sell the number of shares of Stock already owned by the Seller (including vested shares granted to the Seller pursuant to the Issuer's restricted share plan), as specified in greater detail in Schedule A-3.

2.) The Seller hereby appoints SB as the Seller's agent and attorney-in-fact to effect sales under this Plan. If the Seller's sales program consists of exercising vested Options, SB is granted authority to exercise Options on the Seller's behalf, and Schedule A-1 or A-2 (as applicable) will constitute the Seller's Option exercise form.

3.) The Seller agrees to pay SB the commission per share of Stock indicated on Schedules A-1, A-2 and A-3, as applicable. SB will deduct its commission and applicable transaction fees from the proceeds of any sale of Stock under this Plan.

4.) The exercise and sale prices, and number of Options to be exercised and shares of Stock to be sold, will be adjusted following such time as the Seller or the Issuer notifies SB of a Stock split or other recapitalization affecting the Stock ("Recapitalization").

5.) The Seller acknowledges that it may not be possible to exercise Options or sell Stock during the term of this Plan ("Term") due to: (i) a legal or contractual restriction applicable to the Seller (the existence of which the Seller shall promptly notify SB) or SB (the existence of

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SCHEDULE "A-1"

Notice of exercise of Options and sale of Stock obtained upon exercise of Options.

Name of Seller: Thomas F. Cofsky Name of Issuer: Oil-Dri Corporation of America

(Please note): It is the Seller's responsibility to ensure that Options will be vested prior to the date of exercise specified below. If the Seller authorizes the exercise of more than one vested Option grant, the Options will be exercised in the order in which the Seller lists them below. The Seller represents that the information below is accurate.*

****SALES EFFORTS UNDER THIS PLAN WILL NOT COMMENCE EARLIER THAN TWO BUSINESS DAYS AFTER THE ADOPTION DATE.**

a.) Date of Grant	b.) Vesting Date	c.) Sale Period** From ____ To ____ Or ___ (Specific Day)	d.) # of Option Shares Authorized to be Sold	e.) "Limit" Price
9/17/99	Fully Vested	11/10/07 to 12/31/08	3125	20.95
9/17/99	Fully Vested	1/1/2009 to 4/30/09	Unsold from above	20.00
9/17/99	Fully Vested	5/1/09 to 7/1/09	Unsold from above	18.00
9/17/99	Fully Vested	11/10/07 to 12/31/08	3125	21.95
9/17/99	Fully Vested	1/1/2009 to 4/30/09	Unsold from above	20.00
9/17/99	Fully Vested	5/1/09 to 7/1/09	Unsold from above	18.00
9/17/99	Fully Vested	11/10/07 to 12/31/08	3125	22.95
9/17/99	Fully Vested	1/1/2009 to 4/30/09	Unsold from above	22.00
9/17/99	Fully Vested	5/1/09 to 7/1/09	Unsold from above	18.00
9/17/99	Fully Vested	11/10/07 to 12/31/08	3125	23.95
9/17/99	Fully Vested	1/1/2009 to 4/30/09	Unsold from above	22.00
9/17/99	Fully Vested	5/1/09 to 7/1/09	Unsold from above	18.00
2/29/2000	Fully Vested	11/10/2007 to 6/30/09	3125	24.95
2/29/2000	Fully Vested	7/1/09 to 11/30/09	Unsold from above	23.00
2/29/2000	Fully Vested	12/1/09 to 12/15/09	Unsold from above	21.00
2/29/2000	Fully Vested	12/16/09 to 12/31/09	Unsold from above	19.00

EFS 10b5-1 Template KO (3) May 2003

8

Smith Barney is a division and Service mark of Citigroup Global Markets Inc.

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POWER OF ATTORNEY

The undersigned hereby appoint Charles P. Brissman and Angela M. Hatseras, and each of them, with full power of substitution, as his, her or its attorneys-in-fact, to prepare and sign for himself or herself and on his or her behalf any and all filings on Schedule 13D and any amendments thereto, and any other forms which may be required by the Securities and Exchange Commission pursuant to the requirements of Regulation 13D-G of the Securities Exchange Act of 1934, and to file the same with (i) the Securities and Exchange Commission and (ii) any securities exchange upon which any of securities of Oil-Dri Corporation of America may then be admitted or listed for trading. The undersigned further grants to Charles P. Brissman and Angela M. Hatseras authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or any of their substitutes, may do or cause to be done by virtue hereof.

Date: March 14, 2008

JAFFEE INVESTMENT PARTNERSHIP, L.P.

By: ______________________
Richard M. Jaffee
Managing General Partner

____
Richard M. Jaffee

____
Shirley H. Jaffee

____
Susan Jaffee Hardin

____
Karen Jaffee Cofsky

____
Nancy E. Jaffee

____
Daniel S. Jaffee